

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Via E-mail
Elliot S. Kaplan
Secretary
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, Minnesota 55423

> **Re:** **Best Buy Co., Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2011**
> **File No. 001-09595**

Dear Mr. Kaplan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any revision to your filing and the information you provide in response to these comments, we may have additional comments.

Item of Business No. 6 – Advisory Vote on Executive Compensation, page 79

1. Please include a separate resolution subject to shareholder advisory vote to approve the compensation of your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. See Rule 14a-21(a) of the Exchange Act and Instruction to Rule 14a-21(a) of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Lisa Lentini
       Todd Hartman
       Best Buy Co., Inc.